UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oxford Resource Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

691807101

(CUSIP number)

August 11, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 691807101	Page 2 of 10 Pages

(1)	Names of reporting persons Cushing MLP Opportunity Fund I, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 (1)
(6) Shared voting power 0
(7) Sole dispositive power 0(1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% **(1)
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

(1)	Holdings reported as of December 31, 2011

SCHEDULE 13G/A

CUSIP No. 691807101	Page 3 of 10 Pages

(1)	Names of reporting persons Swank Capital, L.L.C
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 905,796(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 905,796(1)
(9)	Aggregate amount beneficially owned by each reporting person 905,796(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7% **(1)
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

(1)	Holdings reported as of December 31, 2011

SCHEDULE 13G/A

CUSIP No. 691807101	Page 4 of 10 Pages

(1)	Names of reporting persons Cushing MLP Asset Management, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 905,796(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 905,796(1)
(9)	Aggregate amount beneficially owned by each reporting person 905,796(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7% **(1)
(12)	Type of reporting person (see instructions) PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

(1)	Holdings reported as of December 31, 2011

SCHEDULE 13G/A

CUSIP No. 691807101	Page 5 of 10 Pages

(1)	Names of reporting persons Jerry V. Swank
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 905,796(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 905,796(1)
(9)	Aggregate amount beneficially owned by each reporting person 905,796(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7% **(1)
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

(1)	Holdings reported as of December 31, 2011

Page 6 of 10 Pages

SCHEDULE 13G/A

This Amendment No. 2 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Cushing MLP Opportunity Fund I, LP, a Delaware limited partnership (the “Fund”), Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing MLP Asset Management, LP, a Texas limited partnership (“Cushing Management”), and Mr. Jerry V. Swank, the principal of Swank Capital and Cushing Management, relating to Common Units Representing Limited Partner Interests (the “Common Units”) of Oxford Resource Partners, L.P., a Delaware limited partnership (the “Issuer”).

This Amendment relates to Common Units of the Issuer purchased by Cushing Management through the accounts of the Fund and certain other private funds and managed accounts (collectively, the “Cushing Accounts”). Cushing Management serves as the investment adviser to the Cushing Accounts and may direct the vote and disposition of the 905,796 Common Units held by the Cushing Accounts. Swank Capital serves as the general partner of Cushing Management and may direct Cushing Management to direct the vote and disposition of the 905,796 Common Units held by the Cushing Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 905,796 Common Units held by the Cushing Accounts.

In addition to updating the number of Common Units beneficially owned by the Reporting Persons, this Amendment is being filed to report that the Fund no longer owns any Common Units of the Issuer and ceases to be a Reporting Person. This Amendment amends and restates the Schedule 13G as follows.

Item 1(a)	Name of Issuer.

Oxford Resource Partners, LP

Item 1(b)	Address of Issuer’s Principal Executive Offices.

41 South High Street, Suite 3450

Columbus, Ohio 43215

Item 2(a)	Name of Person Filing.

Cushing MLP Opportunity Fund I, LP (the “Fund”), Swank Capital, L.L.C. (“Swank Capital”), Cushing MLP Asset Management, LP (“Cushing Management”) and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

8117 Preston Road, Suite 440

Dallas, Texas 75225

Page 7 of 10 Pages

Item 2(c)	Citizenship or Place of Organization.

The Fund is a limited partnership organized under the laws of the State of Delaware. Swank Capital is a limited liability company organized under the laws of the State of Texas. Cushing Management is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Cushing Management, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Units Representing Limited Partner Interests (the “Common Units”).

Item 2(e)	CUSIP Number.

691807101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 8 of 10 Pages

Item 4	Ownership.

(a)	The Fund is the beneficial owner of 0 Common Units. Swank Capital, Cushing Management and Mr. Swank are the beneficial owners of 905,796 Common Units.

(b)

The Fund is the beneficial owner of 0.0% of the outstanding Common Units and Swank Capital, Cushing Management and Mr. Swank are the beneficial owners of 8.7% of the outstanding Common Units. These percentages are determined by dividing 0 and 905,796, respectively, by 10,358,428, the number of Common Units issued and outstanding as of November 7, 2011, as reported in the Issuer’s most recent Form 10-Q filed on November 9, 2011.

(c)

The Fund may direct the vote and disposition of the 0 Common Units. Cushing Management, as the investment adviser to the Cushing Accounts, may direct the vote and disposition of the 905,796 Common Units held by the Cushing Accounts. Swank Capital, as the general partner of Cushing Management, may direct it to direct the vote and dispose of the 905,796 Common Units held by the Cushing Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 905,796 Common Units held by the Cushing Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

With respect to Cushing MLP Opportunity Fund I, LP only:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Page 9 of 10 Pages

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 10, 2012, by and among the Fund, Swank Capital, Cushing Management and Mr. Swank.

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

CUSHING MLP OPPORTUNITY FUND I, LP

By:	Cushing MLP Asset Management, LP, its
investment adviser

By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK CAPITAL, L.L.C.

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING MLP ASSET MANAGEMENT, LP

By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank